COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 5 DATED SEPTEMBER 23, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated May 2, 2011, Supplement No. 3 dated July 22, 2011, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 4 dated August 16, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	updates to our risk factors;
(3)	recent real property investments;
(4)	updates regarding the placement of debt on certain real property investments; and
(5)	potential real property and other investments.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering on October 1, 2010. Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of September 19, 2011, we had accepted investors’ subscriptions for, and issued, 120,620,871 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $1.2 billion. As of September 19, 2011, we had 154,379,129 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $3.4 billion in gross offering proceeds as of September 19, 2011.

We currently expect to stop selling shares of our common stock in our primary offering on or about February 29, 2012.  We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.

The follow-on offering must be registered in every state in which we offer or sell shares, and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Update to Risk Factors

The following information supersedes and replaces in its entirety the first sentence of the risk factor set forth in the fourth bullet point on the front cover of the prospectus.

We have paid, and expect to continue to pay, distributions from sources other than cash flow from operations, including borrowings and proceeds from the sale of our securities or asset sales, and we have no limits on the amounts we may pay from such other sources.

The following information supersedes and replaces in its entirety the first sentence of the risk factor set forth in the  fourth bullet point in the “Prospectus Summary – Summary Risk Factors” on page 8 of the prospectus.

We have paid, and expect to continue to pay, distributions from sources other than cash flow from operations, including borrowings and proceeds from the sale of our securities or asset sales, and we have no limits on the amounts we may pay from such other sources.

The following information supersedes and replaces in its entirety the risk factor captioned “The offering price for our shares is not based on the book value or net asset value of our current or expected investments or our current or expected cash flow” appearing  on page 29 of the prospectus.

The offering price for our shares is not based on the book value or net asset value of our current or expected investments or our current or expected cash flow.  Our board of directors intends to provide a reasonable estimate of the value of our shares within eighteen months after the end of this offering.  Until such time as our board of directors determines a reasonable estimate of the value of our shares, the price of our shares is not intended to reflect the net asset value of our shares.

The caption of the last risk factor appearing on page 29 of the prospectus is hereby superseded and replaced with the following:

We have paid, and expect to continue to pay, some or all of our distributions from sources other than cash flow from operations, including borrowings and proceeds from the sale of our securities or asset sales. Payments of distributions from sources other than cash flows from operations may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment.

The caption of the first risk factor appearing on page 30 of the prospectus is hereby superseded and replaced with the following:

Because we have paid, and expect to continue to pay, distributions from sources other than our cash flow from operations, distributions at any point in time may not reflect the current performance of our properties or our current operating cash flows.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus.

Description of Real Estate Investments

Wholly-owned properties

As of September 19, 2011, our investment portfolio consisted of 609 wholly-owned properties located in 43 states, consisting of approximately 27.0 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Properties acquired between August 12, 2011 and September 19, 2011 are listed below.

				Rentable
		Number of		Square	Purchase
Property Description	Type	Tenants	Tenant	Feet (1)	Price
The Plaza at Power Marketplace II – Queen Creek, AZ	Shopping Center	10	Various	70,978	$13,250,000
Walgreens – Dubuque, IA	Drugstore	1	Walgreen Co.	14,568	4,620,000
Walgreens – Cape Carteret, NC	Drugstore	1	Walgreen Co.	14,820	4,175,000
Kohl's – Brownsville, TX	Department Store	1	Kohl's Illinois, Inc.	89,915	6,570,000
Highlands Ranch – Highlands Ranch, CO	Shopping Center	2	Ross Dress for Less, Inc./ Staples the Office Superstore, LLC	50,511	6,346,000
Kingman Gateway – Kingman, AZ	Shopping Center	2	Petsmart, Inc./ Ross Dress for Less, Inc.	49,208	4,756,000
CVS/ Huntington Bank – Northville, MI	Drugstore/ Professional Services	2	CVS 75124 MI, LLC/ The Huntington National Bank	15,816	3,797,224
PLS Financial Services Portfolio – Various (2)	Professional Services	11	PLS Financial Services, Inc.	26,129	14,171,110
Kohl's Parkway Plaza – Napa, CA	Shopping Center	6	Various	77,280	19,825,000
Tractor Supply – Rincon, GA	Specialty Retail	1	Tractor Supply Company	19,097	2,600,000
Petsmart Headquarters – Phoenix, AZ	Specialty Retail	1	Petsmart, Inc.	365,672	102,500,000
Walgreens – Anthony, TX	Drugstore	1	Walgreens Co.	14,820	4,850,000
Dick's Sporting Goods – Charleston, SC	Sporting Goods	1	Dick's Sporting Goods, Inc.	47,082	7,500,000
LA Fitness – Avondale, AZ	Fitness	1	LA Fitness International, LLC	45,000	8,089,474
Walgreens – Union City, GA	Drugstore	1	Walgreens Co.	14,550	4,825,175
Lowe's – Miamisburg, OH	Home Improvement	1	Lowe's Home Centers, Inc.	125,357	11,650,000
CVS Portfolio – Various (3)	Drugstore	3	Highland Park CVS, LLC/ Arizona CVS Stores, LLC	38,405	22,165,099
				1,079,208	$241,690,082

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The PLS Financial Services portfolio consists of 11 single-tenant retail properties located in Texas, Illinois, Wisconsin
	and Arizona, which were purchased under a sale-leaseback agreement. The properties are subject to a master lease.
(3)	The CVS portfolio consists of three single-tenant retail properties located in Illinois and Arizona. The properties are
	subject to individual lease agreements with identical terms.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 105 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of September 19, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 609 properties located in 43 states, consisting of approximately 27.0 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and notes payable.

The following table summarizes properties acquired between August 12, 2011 and September 19, 2011 in order of acquisition date:

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
The Plaza at Power Marketplace II – Queen Creek, AZ	August 12, 2011	2007	$13,250,000	$265,000	9.59%	10.01%	92%
Walgreens – Dubuque, IA	August 12, 2011	2008	4,620,000	92,400	7.10%	7.10%	100%
Walgreens – Cape Carteret, NC	August 15, 2011	2008	4,175,000	83,500	7.09%	7.09%	100%
Kohl's – Brownsville, TX	August 16, 2011	N/A (4)	6,570,000	131,400	7.00%	7.43%	100%
Highlands Ranch – Highlands Ranch, CO	August 16, 2011	2007	6,346,000	126,920	8.46%	8.72%	100%
Kingman Gateway – Kingman, AZ	August 16, 2011	2009	4,756,000	95,120	8.84%	9.11%	100%
CVS/ Huntington Bank – Northville, MI	August 17, 2011	N/A (4)	3,797,224	75,944	7.52%	7.70%	100%
PLS Financial Services Portfolio – Various (5)	August 18, 2011	Various	14,171,110	283,422	8.40%	10.37%	100%
Kohl's Parkway Plaza – Napa, CA	August 23, 2011	1983	19,825,000	396,500	7.10%	8.55%	97%
Tractor Supply – Rincon, GA	August 23, 2011	2007	2,600,000	52,000	7.88%	8.98%	100%
Petsmart Headquarters – Phoenix, AZ	August 23, 2011	2008	102,500,000	2,050,000	7.19%	8.26%	100%
Walgreens – Anthony, TX	August 29, 2011	2008	4,850,000	97,000	7.01%	7.01%	100%
Dick's Sporting Goods – Charleston, SC	August 31, 2011	2005	7,500,000	150,000	8.55%	8.71%	100%
LA Fitness – Avondale, AZ	August 31, 2011	2006	8,089,474	161,789	8.90%	9.85%	100%
Walgreens – Union City, GA	September 9, 2011	2005	4,825,175	96,504	7.15%	7.15%	100%
Lowe's – Miamisburg, OH	September 9, 2011	1994	11,650,000	233,000	7.35%	7.07%	100%
CVS Portfolio – Various (6)	September 16, 2011	Various	22,165,099	443,302	7.00%	7.00%	100%
			$241,690,082	$4,833,801

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property
	acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned
	“Management Compensation” beginning on page 75 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by
	the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its
	affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the
	double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly,
	our management believes that current annualized rental income is a more appropriate figure from which to
	calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over
	the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller
	credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term
	triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Subject to ground lease and therefore year built is not applicable.
(5)	The PLS Financial Services portfolio consists of 11 single-tenant retail properties located in Texas, Illinois, Wisconsin and Arizona, which were purchased under a sale-leaseback agreement. The properties are subject to a master lease.
(6)	The CVS portfolio consists of three single-tenant retail properties located in Illinois and Arizona. The properties are subject to individual lease agreements with identical terms.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

				% of
		Total		Total					Base Rent
		Square		Rentable			Current		per
		Feet		Square		Renewal	Annual Base		Square
Property	Major Tenants (1)	Leased		Feet		Options (2)	Rent		Foot	Lease Term (3)
The Plaza at Power Marketplace II – Queen Creek, AZ	LA Fitness International, LLC	45,000		63%		3/5 yr.	$742,500	(4)	$16.50	8/12/2011	9/30/2022
Walgreens – Dubuque, IA	Walgreen Co.	14,568		100%		10/5 yr.	328,000		22.52	8/12/2011	4/30/2034
Walgreens – Cape Carteret, NC	Walgreen Co.	14,820		100%		10/5 yr.	295,888		19.97	8/15/2011	4/30/2033
Kohl's – Brownsville,	Kohl’s Illinois, Inc.	—	(5)	100%		8/5 yr.	460,000		0.96	8/16/2011	1/31/2018
TX							506,000		1.05	2/1/2018	1/31/2028
Highlands Ranch –	Ross Dress for Less,	29,990		59%		4/5 yr.	269,910		9.00	8/16/2011	1/31/2013
Highlands Ranch,	Inc.						291,503		9.72	2/1/2013	1/31/2018
CO	Staples the Office Superstore, LLC	20,521		41%		3/5 yr.	266,773		13.00	8/16/2011	9/30/2017
Kingman Gateway –	Petsmart, Inc.	19,208		39%		4/5 yr.	210,328		10.95	8/16/2011	8/31/2017
Kingman, AZ	Ross Dress for Less,	30,000		61%		4/5 yr.	210,000		7.00	8/16/2011	1/31/2013
	Inc.						226,800		7.56	2/1/2013	1/31/2018
CVS/ Huntington Bank	CVS 75124 MI, LLC	—	(5)	82%	(6)	10/5 yr.	175,000		13.57	8/17/2011	1/31/2034
– Northville, MI	The Huntington	—	(5)	18%	(6)	4/5 yr.	110,500		37.89	8/17/2011	12/31/2017
	National Bank						121,550		41.68	1/1/2018	12/31/2027
PLS Financial Services Portfolio – Various (7)	PLS Financial Services, Inc.	26,129		100%		5/5 yr.	1,190,373		45.56	8/18/2011	3/17/2033
Kohl's Parkway Plaza – Napa, CA	Kohl’s Department Stores, Inc.	68,321		88%		2/5 yr.	1,188,425	(8)	17.39	8/23/2011	7/31/2031
Tractor Supply –	Tractor Supply	19,097		100%		4/5 yr.	204,996		10.73	8/23/2011	8/28/2012
Rincon, GA	Company						225,000		11.78	8/29/2012	8/28/2017
							248,004		12.99	8/29/2017	8/28/2022
Petsmart Headquarters – Phoenix, AZ	Petsmart, Inc.	365,672		100%		5/5 yr.	7,372,087	(9)	20.16	8/23/2011	8/31/2023
Walgreens – Anthony, TX	Walgreens Co.	14,820		100%		10/5 yr.	340,000		22.94	8/29/2011	12/31/2033
Dick's Sporting Goods – Charleston, SC	Dick's Sporting Goods, Inc.	47,082		100%		3/5 yr.	641,250	(10)	13.62	8/31/2011	1/31/2021
LA Fitness –	LA Fitness	45,000		100%		3/5 yr.	720,000		16.00	8/31/2011	10/31/2011
Avondale, AZ	International, LLC						787,500		17.50	11/1/2011	10/31/2016
							832,500	(4)	18.50	11/1/2016	10/31/2026
Walgreens – Union City, GA	Walgreens Co.	14,550		100%		10/5 yr.	345,000		23.71	9/9/2011	8/31/2030
Lowe's – Miamisburg,	Lowe's Home Centers,	125,357		100%		4/5 yr.	856,692		6.83	9/9/2011	7/31/2014
OH	Inc.						813,857		6.49	8/1/2014	7/31/2024
CVS Portfolio – Various (11)	Highland Part CVS, LLC/ Arizona CVS Stores, LLC	38,405		100%		10/5 yr.	1,551,558		40.40	9/16/2009	1/31/2035

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the
Consumer Price Index over the previous five year period or 10% of the then-current annual base rent.
(5)	Subject to ground lease.
(6)	Percentage based on square feet of the building.
(7)	The PLS Financial Services portfolio consists of 11 single-tenant retail properties located in Texas, Illinois, Wisconsin and Arizona, which were purchased under a sale-leaseback agreement. The properties are subject to a master lease. The annual base rent under the lease increases every year by 2% of the then-current annual base rent.
(8)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(9)	The annual base rent under the lease increases every 30 months by approximately 7% of the then-current annual base rent.
(10)	The annual base rent under the lease increases every five years by $22,500.
(11)	The CVS portfolio consists of three single-tenant retail properties located in Illinois and Arizona. The properties are subject to individual lease agreements with identical terms.

Update to the Placement of Debt on Certain Real Property Investments

Wholly-owned properties

The borrowing base under the Credit Facility was increased to approximately $700.0 million based on the underlying collateral pool. As of September 19, 2011, we had $385.0 million outstanding under the Credit Facility and $315.0 million available for borrowing.

In addition, we executed a swap agreement on the Apollo – Phoenix, AZ property loan with JP Morgan Chase Bank, N.A. for $79.0 million, which had the effect of fixing the variable interest rate per annum to 4.29% effective June 2012 through the maturity date of the loan.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of September 19, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2011	15	57,584	$710,886	0.19%
2012	52	170,513	3,405,790	0.91%
2013	58	455,932	4,235,546	1.13%
2014	38	155,825	2,961,448	0.79%
2015	35	95,773	1,841,188	0.49%
2016	50	702,020	8,835,793	2.37%
2017	33	492,604	5,952,584	1.59%
2018	64	1,338,979	16,576,030	4.44%
2019	54	1,592,336	20,255,801	5.43%
2020	33	563,937	7,495,056	2.01%
2021	47	1,951,944	22,625,443	6.06%
	479	7,577,447	$94,895,565	25.41%

Depreciable Tax Basis

Wholly-owned and joint venture properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $189.2 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of September 19, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
The Plaza at Power Marketplace II – Queen Creek, AZ	$10,833,706	(1)
Walgreens – Dubuque, IA	3,795,300
Walgreens – Cape Carteret, NC	3,439,509
Kohl's – Brownsville, TX	—	(1)
Highlands Ranch – Highlands Ranch, CO	5,208,072
Kingman Gateway – Kingman, AZ	3,579,914
CVS/ Huntington Bank – Northville, MI	—	(1)
PLS Financial Services Portfolio – Various	11,729,614
Kohl's Parkway Plaza – Napa, CA	16,134,677
Tractor Supply – Rincon, GA	2,139,221
Petsmart Headquarters – Phoenix, AZ	83,702,387
Walgreens – Anthony, TX	3,981,610
Dick's Sporting Goods – Charleston, SC	6,182,240
LA Fitness – Avondale, AZ	6,799,996
Walgreens – Union City, GA	3,956,382
Lowe's – Miamisburg, OH	9,559,539
CVS Portfolio – Various	18,187,672
	$189,229,839

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

			Approximate
		Approximate	Compensation to
Property	Expected Acquisition Date	Purchase Price	Sponsor (1)
CarMax – Henderson, NV	September 2011	$18,412,000	$368,240
Emdeon – Nashville, TN	September 2011	10,000,000	200,000
Hobby Lobby – Logan, UT	September 2011	4,900,000	98,000
Office Depot – Alvin, TX	September 2011	2,865,000	57,300
Petsmart/ Hallmark – Cincinnati, OH	September 2011	5,041,600	100,832
BJ's Wholesale Club Portfolio – Various (2)	September 2011	225,776,614	4,515,532
Dimond Crossing – Anchorage, AL	September 2011	14,500,000	290,000
Golden Corral – Independence, MO	September 2011	3,422,275	68,446
Advance Auto – Brownstown, MI	September 2011	1,902,000	38,040
Advance Auto – Romulus, MI	September 2011	1,775,000	35,500
Advance Auto – Washington Township, MI	September 2011	2,038,000	40,760
Best Buy – Southaven, MS	September 2011	4,950,000	99,000
CVS – Cherry Hill, NJ	October 2011	6,506,365	130,127
Walgreens – Xenia, OH	October 2011	5,575,244	111,505
		$307,664,098	$6,153,282

(1)	Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.
(2)	The BJ’s Wholesale Club Portfolio consists of 12 single-tenant properties located in Pennsylvania, Florida, Massachusetts,
New Hampshire, New Jersey and Maryland. The properties are subject to a master lease.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet (1)	Occupancy
CarMax – Henderson, NV	1	CarMax Auto Superstores West Coast, Inc.	63,546	100%
Emdeon – Nashville, TN	1	Envoy, LLC	54,558	100%
Hobby Lobby – Logan, UT	1	Hobby Lobby Stores, Inc.	55,137	100%
Office Depot – Alvin, TX	1	Office Depot of Texas, LP	21,000	100%
Petsmart/ Hallmark – Cincinnati, OH	2	Petsmart Inc./ Ann’s, Inc.	31,579	100%
BJ's Wholesale Club Portfolio – Various (2)	12	BJ's Wholesale Club, Inc.	2,104,606	100%
Dimond Crossing – Anchorage, AL	8	Various	85,356	100%
Golden Corral – Independence, MO	1	Golden Corral Corporation	12,157	100%
Advance Auto – Brownstown, MI	1	Advance Stores Company, Inc.	7,000	100%
Advance Auto – Romulus, MI	1	Advance Stores Company, Inc.	7,000	100%
Advance Auto – Washington Township, MI	1	Advance Stores Company, Inc.	7,000	100%
Best Buy – Southaven, MS	1	Best Buy Stores, LP	30,645	100%
CVS – Cherry Hill, NJ	1	New Jersey CVS Pharmacy, LLC	15,200	100%
Walgreens – Xenia, OH	1	Walgreen Co.	14,550	100%
			2,509,334

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The BJ’s Wholesale Club Portfolio consists of 12 single-tenant properties located in Pennsylvania, Florida, Massachusetts,
	New Hampshire, New Jersey and Maryland. The properties are subject to a master lease.

The table below provides leasing information for the major tenants at each property:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot		Lease Term (3)
CarMax – Henderson, NV	CarMax Auto Superstores West Coast, Inc.	4/5 yr.	$1,380,960	(4)	$21.73		11/25/2003	11/25/2028
Emdeon – Nashville, TN	Envoy, LLC	2/5 yr.	757,265	(5)	13.88		9/16/2010	9/30/2025
Hobby Lobby – Logan, UT	Hobby Lobby Stores, Inc.	3/5 yr.	402,500		7.30		5/1/2008	4/30/2015
			430,068		7.80		5/1/2015	4/30/2020
Office Depot – Alvin, TX	Office Depot of Texas, LP	4/5 yr.	252,000		12.00		5/19/2009	5/18/2014
			262,500		12.50		5/19/2014	1/31/2022
Petsmart/ Hallmark –	Petsmart, Inc.	4/5 yr.	344,198		12.95		3/22/1998	1/31/2022
Cincinnati, OH	Ann’s, Inc.	1/5 yr.	75,750		15.15		7/7/1998	2/28/2014
BJ's Wholesale Club Portfolio – Various (6)	BJ's Wholesale Club, Inc.	4/5 yr.	17,497,770		8.31		9/30/2011	10/1/2031
Dimond Crossing –	Petsmart, Inc.	3/5 yr.	273,256	(7)	8.00		11/15/2010	11/30/2025
Anchorage, AL	Bed Bath & Beyond, Inc.	4/5 yr.	465,833		15.80		4/20/2007	1/31/2018
Golden Corral – Independence, MO	Golden Corral Corporation	4/5 yr.	282,338	(8)	23.22		10/1/2011	9/30/2026
Advance Auto – Brownstown, MI	Advance Stores Company, Inc.	3/5 yr.	158,856		22.69		5/8/2008	5/31/2023
Advance Auto – Romulus, MI	Advance Stores Company, Inc.	3/5 yr.	147,284		21.04		5/1/2008	4/30/2018
			162,012		23.15		5/1/2018	5/31/2023
Advance Auto – Washington Township, MI	Advance Stores Company, Inc.	3/5 yr.	169,183		24.17		2/19/2009	2/29/2024
Best Buy – Southaven, MS	Best Buy Stores, LP	4/5 yr.	438,900		14.32		10/5/2007	1/31/2013
			446,400		14.57		2/1/2013	1/31/2018
CVS – Cherry Hill, NJ	New Jersey CVS Pharmacy, LLC	5/5 yr.	460,000		3.55	(9)	4/27/2011	1/31/2037
Walgreens – Xenia, OH	Walgreen Co.	10/5 yr.	398,630		27.40		3/1/2009	2/28/2034

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by the lesser of two times the cumulative percentage increase
	in the Consumer Price Index over the previous five year period or 7.5% of the then-current annual base rent.
(5)	The annual base rent under the lease increases every year by 2.5% of the then-annual current base rent.
(6)	The BJ’s Wholesale Club Portfolio consists of 12 single-tenant properties located in Pennsylvania, Florida, Massachusetts,
	New Hampshire, New Jersey and Maryland. The properties are subject to a master lease. The annual base rent under the
	lease increases annually by the lesser of the cumulative percentage increase in the Consumer Price Index or 2% of the then-
	current annual base rent.
(7)	The annual base rent under the lease increases every five years by $51,236.
(8)	The annual base rent under the lease increases every five years by 5% of the then-current annual base rent.
(9)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

We expect to purchase the properties with proceeds from our initial public offering and our ongoing follow-on offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Potential Other Investments

In September 2011, we entered into an investment advisory agreement (the Investment Agreement) with BlackRock Financial Management, Inc. (BlackRock) to provide investment advisory services to us.  Under the Investment Agreement, we committed to acquire up to $100.0 million of commercial mortgage-backed securities (CMBS).  The Investment Agreement contemplates that the CMBS purchases will be structured as co-investments between BlackRock and us. In addition, we may purchase CMBS outside of the Investment Agreement.